EXHIBIT 99.1

Auryn Resources expands oxide gold mineralization at the Huilacollo project, Peru

VANCOUVER, British Columbia, April 13, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company”) is pleased to announce drill results from its initial five drill holes at the Huilacollo oxide gold project in southern Peru.  Only two conceptual targets adjacent to the existing mineralization were drilled in a short 1,500 meter program completed prior to the rainy season. Numerous targets across the property remain untested.

In addition to drilling at Huilacollo, reconnaissance rock sampling at the Tacora target yielded broad zones of oxide mineralization within a 750 meter structural zone. The Tacora and Huilacollo structural corridors present an opportunity to define multiple zones of oxide mineralization.

Ivan Bebek, Executive Chairman of Auryn, stated, “The Huilacollo project represents a potential low cost oxide mining scenario with accessible infrastructure. These initial holes give us strong indications of the direction of the mineralization as well as the potential for significant expansion. We look forward to resuming drilling once the new pad placements are permitted.

Drilling successfully expanded mineralization to the northwest by 100 meters with drill hole 17-HUI-002 intersecting 62 meters of 0.45 g/t Au (including 22 meters of 0.71g/t Au) oxide mineralization from surface and drill hole 17-HUI-004 intersecting 22 meters of 0.2 g/t Au 100 meters to the southwest from hole 17-HUI-002. Although hole 17-HUI-002 encountered lower grades of mineralization, it demonstrates the system is open to the northwest (Figure 1 & 2).  These results have identified the potential for expanding surface mineralization to the northwest within the 1.5 kilometer long silica-alunite alteration zone that defines the core of the epithermal alteration system within the northern region of the project.  Importantly, the encountered mineralization within these drill holes validates Auryn’s exploration model of targeting breccia bodies within the silica-alunite alteration system. There are several untested targets in the zone as shown in Figure 1.

Significant drill results from the initial five holes are presented below in Table 1.

Table 1:

Significant Intercepts – 2017/2018
Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
17HUI-001	34	42	8	0.12	1.0
	58	60	2	0.16	0.8
	80	82	2	0.12	0.4
	104	110	6	0.09	0.5
17HUI-002	0	62	62	0.45	2.7
including	24	46	22	0.71	4.2
	120	122	2	0.11	2.9
18HUI-003	1	2	1	0.27	2.0
	14	24	10	0.17	1.2
	50	64	14	0.12	4.0
	102	108	6	0.11	0.9
	148	150	2	0.1	1.5
	350	352	2	0.26	0.4
18HUI-004	0	22	22	0.20	0.5
18HUI-005	24	26	2	0.11	1.8
	44	54	10	0.11	1.7
	86	92	6	0.28	3.3
	126	128	2	0.10	2.1
	206	214	8	0.16	1.5
The known mineralized zone is sub-horizontal in orientation. The estimated true width of these results is between 60 and 75%.

Auryn completed reconnaissance sampling of the Tacora and Huilacollo South targets through an initial rock-sampling program.  At the Tacora prospect, Auryn defined a 750-meter long corridor of oxide gold mineralization within a northeast trending graben structure (Figure 3).  Samples ranged up to 4.98 g/t Au within a 70 meter zone of mineralized samples from current and historical sampling. The samples across this 70 meter wide mineralized zone averaged 0.91g/t Au and demonstrate the continuity and potential to delineate significant oxide mineralization within the 750 meter strike length of the graben (Figure 3).  Rock samples are presented below in Table 2.

In the Huilacollo South target, significant silver mineralization was sampled in the two areas within the silver in talus fine anomalies that were identified in 2017. These samples were situated within two separate structural zones that measure 1.3 kilometers and 750 meters respectively (Figure 4).  Silver values ranged from below detection to 1310 g/t Ag.  The 1.3 kilometer long corridor of anomalous silver in talus fines is characterized by higher-grade samples that range from 40 – 463 g/t Ag.  The 750 meter corridor has higher-grade samples that ranged from 40 – 1310 g/t Ag.  Together these zones are interpreted to represent a higher level in the epithermal system with potential to encounter gold mineralization at shallow depths.  Significant rock samples from the Tacora and Huilacollo South targets are summarized below in Table 2.

Table 2:

Auryn Program: Significant rock samples from the Tacora and Huilacollo South
Gold	Silver
1.91 g/t	1310 g/t	173 g/t
1.44 g/t	1080 g/t	172 g/t
1.43 g/t	827 g/t	155 g/t
1.40 g/t	463 g/t	146 g/t
1.35 g/t	246 g/t	108 g/t
1.31 g/t	235 g/t	97 g/t
1.27 g/t	224 g/t	92.2 g/t
0.95 g/t	194 g/t
0.86 g/t	184 g/t

Michael Henrichsen, COO and Chief Geologist, stated, “Our exploration thesis of targeting breccia bodies within the well-defined silica-alunite alteration zone has been validated.  Several  mapped breccia bodies remain to be drill tested that have the potential to significantly expand upon the known mineralization.  In addition, the reconnaissance rock sampling at the Tacora and Huilacollo South target zones demonstrate the potential for the property to yield significant new zones of oxide mineralization.”

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek,
Executive Chairman

For further information on Auryn Resources Inc., please contact Russell Starr, SVP Corporate Finance at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Auryn holds its interests in Peru through Corisur Peru SAC, which controls (among other) certain licenses (including the Huilacollo and Baños del Indio projects) that are located within a special legal zone which runs 50km back from the Peruvian border. As a non-Peruvian company, Auryn’s right to ultimately acquire title over the shares issued by Corisur Peru SAC and to own and/or exploit these licenses requires approval from the Peruvian government. While Auryn is in the process of submitting its applications with respect to the approval and does not currently foresee any legal reason why it would be denied the approval, some risk of denial or delay should be assumed to exist.

Historic Grab Samples – Tacora Concessions

The historic grab samples on Tacora were collected by Falcon Exploraciones S.A.C. in the early 2000s published in an internal report. Auryn has not conducted any due diligence on whether appropriate QA/QC protocols were followed in the collection of these samples, nor can it confirm their accuracy or repeatability.

Huilacollo Drilling

Intercepts were calculated using a minimum of a 0.1 g/t Au cut off at beginning and end of the intercept and allowing for no more than five consecutive meters of less than 0.1 g/t Au.

Analytical samples were taken by sawing HQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Arequipa, Peru for preparation and then to ALS Lab in Lima, Peru for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Disclaimer

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